

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2021

Marco Alfonsi
Chief Executive Officer
Can B Corp
960 South Broadway, Suite 120
Hicksville, NY 11801

> **Re: Can B Corp**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 2**
> **Filed August 9, 2021**
> **File No. 024-11233**

Dear Mr. Alfonsi:

     We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 2 to Offering Statement on Form 1-A Filed August 9, 2021

Exhibits

1.   We note that you dismissed your prior accounting firm, BMKR, LLP, as of June 29, 2021. Please file the former accountant's letter regarding the change in certifying accountant as an exhibit. Refer to Part III, Item 17 (9) of Form 1-A.

General

2.   Please tell us what consideration you gave to updating your Form 1-A to include (i) information regarding your change in accountant; (ii) information presented in your Form 8-K, filed August 17, 2021; and (iii) interim financial statements and other relevant information from your Form 10-Q for the quarter ended June 30, 2021, filed August 16, 2021. Refer to Rule 252(a) of Regulation A, which requires that your Form 1-A include

all of the content required by Form 1-A and "any other material information necessary to make the required statements, in light of the circumstances under which they are made, not misleading." *See also* Conditional Small Issues Exemption Under the Securities Act of 1933 (Regulation A), Release No. 33–10591 (Dec. 19, 2018) [84 FR 21 (Jan. 31, 2019)], at 522.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Charlie Guidry at (202) 551-3621 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Arden Anderson